UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*


                            4Kids Entertainment, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   350865-10-1
                                   -----------
                                 (CUSIP Number)

                                 Arnold N. Bressler, Esq.

      One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165 - (212) 594-5300
      ----------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 October 8, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 350865-10-1                                     PAGE 1

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ALFRED R. KAHN                         ###-##-####
----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       [ ]
                                                              [ ]
----------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------
4     SOURCE OF FUNDS*

            PF, OO
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                               [ ]
----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
----------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

            -0-
----------------------------------------------------------------
8     SHARED VOTING POWER

            -0-
----------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

         939,000
----------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

            -0-
----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         939,000
----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.0%
----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------

                                                          PAGE 2
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LION HOLDINGS, INC., f/k/a TIGER ELECTRONICS INC.
----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        [ ]
                                                               [ ]
----------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------
4     SOURCE OF FUNDS*

            NOT APPLICABLE
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                               [ ]
----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
----------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

            -0-
----------------------------------------------------------------
8     SHARED VOTING POWER

            -0-
----------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

           -0-
----------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

            -0-
----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            -0-
----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
----------------------------------------------------------------

                                                          PAGE 3
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            OWEN RANDALL RISSMAN
----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        [ ]
                                                               [ ]
----------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------
4     SOURCE OF FUNDS*

            NOT APPLICABLE
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                               [ ]
----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
----------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

            503,333
----------------------------------------------------------------
8     SHARED VOTING POWER

            -0-
----------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

           503,333
----------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

            -0-
----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            503,333
----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.2%
----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------

                                                          PAGE 4
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LIQUIDATING TRUST FOR LION HOLDINGS, INC.
----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        [ ]
                                                               [ ]
----------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------
4     SOURCE OF FUNDS*

            NOT APPLICABLE
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                               [ ]
----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
----------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

            939,000
----------------------------------------------------------------
8     SHARED VOTING POWER

            -0-
----------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

           -0-
----------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

            -0-
----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            939,000
----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.0%
----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            OO
----------------------------------------------------------------

Item 1.     Security and Issuer.

            This statement relates to shares of the Common Stock, $.01 par value per share, of 4Kids Entertainment, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 1414 Avenue of the Americas, New York, New York 10019. This statement also constitutes (i) Amendment No. 16 to Schedule 13D filed by Alfred R. Kahn on March 21, 1988, and
(ii) Amendment No. 17 to Schedule 13D of (i) Alfred R. Kahn, (ii) Lion Holdings, Inc., f/k/a Tiger Electronics Inc., and (iii) Owen Randall Rissman dated February 22, 1991.

Item 2.     Identity and Background.

            I.    (a)   Alfred R. Kahn.

                  (b) Mr. Kahn's business address is 1414 Avenue of the Americas, New York, New York 10019

                  (c) Mr. Kahn is Chairman of the Company.

               (d-e) During the last five years, Mr. Kahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                  (f)   Mr. Kahn is a citizen of the United States.

            II. (a) Lion Holdings, Inc. ("Lion"), f/k/a Tiger Electronics, Inc., an Illinois corporation. On April 1, 1998, Tiger Electronics, Inc. changed its name to Lion Holdings, Inc. On July 21, 1998, Lion filed Articles of Dissolution with the Illinois Secretary of State.

                  (b) The address of Lion's principal business and its principal office was 980 Woodlands Parkway, Vernon Hills, Illinois 60061.

                  (c) During the last five years, Lion has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

            III.  (a)   Mr. Owen Randall Rissman ("Mr. Rissman").

                  (b) Mr. Rissman's business address is 980 Woodlands Parkway, Vernon Hills, Illinois 60061.


                                Page 5 of 9 pages

                  (c) Mr. Rissman was the controlling shareholder of Lion and was a director, President and Treasurer of Lion.

               (d-e) During the last five years, Mr. Rissman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                  (f)   Mr. Rissman is a citizen of the United States.

            IV. (a-c) The Liquidating Trust for Lion Holdings, Inc. (the "Liquidating Trust") is an Illinois Trust formed for the purpose of liquidating and winding up the affairs of Lion Holdings, Inc. The principal address of the Liquidating Trust is c/o Mr. Robert Dunn Glick, 180 North LaSalle Street, Suite 2700, Chicago, Illinois 60601. The Trustee is Mr.
Robert Dunn Glick ("Mr. Glick").

               (d-e) During the last five years, the Liquidating Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 4.     Purpose of Transaction.

            On October 8, 1998, as part of Lion's liquidation and dissolution, Lion distributed (i) 116,667 shares of the Company to Mr. Glick, as Trustee of the Rissman Family 1997 Trust (the "Rissman Trust"), and (ii) 233,333 shares of the Company to Mr. Rissman. No funds were involved in either of these transfers.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) Mr. Kahn is the beneficial owner of 939,000 shares of the Company's Common Stock. This represents 26.0% of the Company's issued and outstanding shares. As of November 13, 1998, an option to purchase 25,000 shares of the Company's Common Stock was granted to Mr. Kahn. As a result of such grant Mr. Kahn's beneficial ownership of the Company's Common Stock is comprised of
(i) currently exercisable options to acquire 565,000 shares, over which Mr. Kahn would have sole dispositive power if exercised (ii) 374,000 shares, over which he has sole dispositive power, (iii) 2,000 shares purchased by Mr. Kahn's wife,
(iv) 5,000 shares held by Mr. Kahn c/f Cassidy Kahn under UGMA/NY, and (v) 15,000 shares purchased by Mr. Kahn's three adult children as to which Mr. Kahn disclaims beneficial ownership.

            After the transfers to the Rissman Trust and to Mr. Rissman, Lion no longer owns any shares of the Company's Common Stock.

                                Page 6 of 9 pages

            Mr. Rissman is the beneficial owner of 503,333 shares of the Company's Common Stock. This represents 15.2% of the Company's issued and outstanding shares. Mr. Rissman's beneficial ownership of the Company's Common Stock is comprised of (i) 233,333 shares, over which he has sole voting and dispositive power, and (ii) currently exercisable options to acquire 270,000 shares, over which Mr. Rissman would have sole voting and dispositive power if exercised.

            The Liquidating Trust is the beneficial owner of 939,000 shares of the Company's Common Stock. This represents 26.0% of the Company's issued and outstanding shares. The Liquidating Trust's beneficial ownership of the Company's Common Stock is comprised of (i) Mr. Kahn's currently exercisable options to acquire 565,000 shares, over which the Liquidating Trust has the sole power to vote pursuant to an Irrevocable Proxy executed by Mr. Kahn to Lion, dated as of March 11, 1991 (the "Irrevocable Proxy"), and (ii) 374,000 shares owned by Mr. Kahn and members of Mr. Kahn's family which the Liquidating Trust has the sole power to vote pursuant to the Irrevocable Proxy. On July 17, 1998, all of Lion's rights, duties and obligations under the Irrevocable Proxy were transferred to the Liquidating Trust.

            (c) On October 8, 1998, as part of Lion's liquidation and dissolution, Lion transferred (i) 116,667 shares of the Company to Mr. Glick, as Trustee of the Rissman Trust, and (ii) 233,333 shares of the Company to Mr. Rissman.

            (d) Not applicable.

            (e) As of October 8, 1998, Lion ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            On July 17, 1998, Lion, as part of its liquidation and dissolution process, transferred to the Liquidating Trust:

            (i) the Collateral Promissory dated as of March 11, 1991 (the "1991 Note");

            (ii) the Collateral Promissory Note dated as of April 4, 1994 (the "1994 Note");

            (iii)       the Irrevocable Proxy; and

            (iv) all of Lion's rights, duties and obligations under that certain Agreement, dated March 11, 1991, by and among Lion, Mr. Kahn and Mr. Rissman, as modified (the "1991 Agreement").

            As previously reported, Mr. Kahn borrowed a total of $528,582 from Lion to finance his purchases of a total of 140,750 shares of the Company's Common Stock, which loans are evidenced by the 1991 Note and the 1994 Note. On July 17, 1998, Lion transferred all of its rights, duties and obligations under the 1991 Note and the 1994 Note to the Liquidating

                                Page 7 of 9 pages

Trust. As of November 6, 1998, Mr. Kahn and Mr. Glick, as Trustee of the Liquidating Trust entered into Letter Agreements further extending the due date of the 1991 Note and the 1994 Note to April 15, 1999. The aggregate principal amount of the 1991 Note and the 1994 Note is currently $247,682.

            As of October 22, 1998, the Liquidating Trust, Mr. Kahn, Mr. Rissman and the Rissman Trust entered into a Letter Agreement pursuant to which each of the parties consented and agreed to (i) Lion's transfer of the 1991 Note, the 1994 Note, the Irrevocable Proxy and Lion's right, duties and obligations under the 1991 Agreement to the Liquidating Trust on July 17, 1998, and (ii) Lion's transfers of shares of the Company's Common Stock to Mr. Rissman and the Rissman Trust on October 8, 1998.

            None of Lion, Mr. Kahn, the Liquidating Trust, Mr. Rissman and the other executive officers and directors of Lion have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein or in Schedule 13D dated February 22, 1991, Amendment No. 1 thereto dated March 12, 1991, Amendment No. 7 thereto dated July 16, 1992 and Amendment No. 10 thereto dated April 4, 1994.

Item 7.     Materials to be Filed as Exhibits.

            Exhibit 16 Letter Agreement by and among the Liquidating Trust, Mr. Kahn, Mr. Rissman and the
                              Rissman Trust, dated October 22, 1998.

            Exhibit 17 Letter Agreement between Mr. Glick, as Trustee of the Liquidating Trust and Alfred R.
                              Kahn, dated as of November 6, 1998
                              extending due date of the 1991 Note.

            Exhibit 18 Letter Agreement between the Liquidating Trust and Alfred R. Kahn, dated as of November 6, 1998 extending due date of the 1994 Note.

                                Page 8 of 9 pages

                                   SIGNATURES

            After reasonable inquiry, and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                     /s/ Alfred R. Kahn
                                     -----------------------------------------
                                             Alfred R. Kahn



                                     /s/ Owen Randall Rissman
                                     -----------------------------------------
                                             Owen Randall Rissman


                                    LION HOLDINGS, INC.,
                                        formerly TIGER ELECTRONICS INC.


                                                      and

                                    LIQUIDATING TRUST FOR LION HOLDINGS, INC.



                                    By  /s/ Robert Dunn Glick
                                     -----------------------------------------
                                       Robert Dunn Glick, as Trustee of the
                                          Liquidating Trust for Lion Holdings,
                                          Inc., and formerly Secretary of Lion
                                          Holdings, Inc.


Dated: February 9, 1999

                                Page 9 of 9 pages